Moody National REIT II, Inc. POS AM

EXHIBIT 21

Subsidiaries of the Registrant

Moody National Operating Partnership II, LP	Delaware
Moody OP Holdings II, LLC	Delaware
Moody National Lancaster-Austin Holding, LLC	Delaware
Moody National Lancaster-Austin MT, LLC	Delaware
MN Lancaster-Austin MT, Inc.	Delaware